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                                                                       EXHIBIT 4

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                  CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-12284) of our report dated February 27, 2002, except as to Note 1 to the consolidated financial statements and Notes 11 and 17 to the financial statement schedule, which are as of April 25, 2002, respectively, relating to the financial statements and financial statement schedule of The Thomson Corporation (the "Corporation") which appear in Exhibit 2 of the Corporation's Annual Report on Form 40-F. We also consent to the incorporation by reference of our Comments by Auditors for United States of America Readers on Canada - United States of America Reporting Differences dated February 27, 2002, except as to Note 1 to the consolidated financial statements and Notes 11 and 17 to the financial statement schedule, which are as of April 25, 2002, respectively.



/S/ PRICEWATERHOUSECOOPERS LLP
CHARTERED ACCOUNTANTS

Toronto, Canada
May 2, 2002